ALBERTA SECURITIES COMMISSION
(the Commission)

UNDERTAKING TO THE EXECUTIVE DIRECTOR

Citation: Re Oncolytics Biotech Inc., 2015 ABASC 888 **Date: 20150925**

Securities Act (Alberta) (**Act**)

Oncolytics Biotech Inc.
(the Respondent)

Background

The Respondent is a company incorporated under the *Business Corporations Act* (Alberta) with its head office in Calgary, Alberta.

The Respondent has conducted distributions of its common shares from Alberta to purchasers in the United States under a base shelf prospectus dated August 1, 2014 **(Base Shelf Prospectus)** that may be considered at-the-market distributions (**ATM Distributions**) as defined in National Instrument 44-102 *Shelf Distributions* (**NI 44-102)** pursuant to the terms of an equity distribution agreement (the **Equity Distribution Agreement**) dated October 24, 2014 with Canaccord Genuity Inc. (**Canaccord**).

The Respondent has conducted distributions (each an **ELOC Distribution)** of securities from Alberta to Lincoln Park Capital Fund, LLC (**Lincoln Park**) under the Base Shelf Prospectus pursuant to the terms of a purchase agreement dated February 27, 2014, as amended August 8, 2014 and October 20, 2014 (the **Purchase Agreement**).

The Respondent's common shares (the **Common Shares**) trade on both the Nasdaq Market (**NASDAQ**) and the Toronto Stock Exchange (**TSX**). Accordingly, distributions of Common Shares to Lincoln Park or to other purchasers in the United States (**U.S.**) may shortly thereafter be purchased by persons or companies in Alberta and other jurisdictions of Canada. In this regard, Lincoln Park has covenanted and agreed in the Purchase Agreement that it shall: (i) offer or sell any Securities that may be issued pursuant to the Purchase Agreement only (A) in transactions executed on NASDAQ by a registered broker-dealer located in the United States or (B) directly to third Persons, none of whom, to Lincoln Park's knowledge following reasonable inquiry, is a Person resident in Canada; (ii) not offer or sell any Common Shares that may be issued pursuant to the Purchase Agreement on the TSX, any other Canadian stock exchange or quotation system, or directly to any third Person whom, to Lincoln Park's knowledge following reasonable inquiry, is a Person resident in Canada; (iii) deliver to the Respondent, promptly after the issuance of Common Shares pursuant to the Purchase Agreement, a certificate stating that with respect to any resales of such Common Shares by Lincoln Park, it shall comply with the foregoing provisions; and (iv) with respect to any resale of such Common Shares by Lincoln Park in any transaction referred to in (i)(B), above, Lincoln Park shall include, in each confirmation slip delivered by Lincoln Park to the purchaser of such Common Shares, a statement that it is Lincoln Park's understanding that such purchaser is not a Person resident in

Canada. Under the Purchase Agreement, the term "Person" means an individual or entity, including, but not limited to, any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

The Purchase Agreement provides that the Respondent shall not issue or sell, and Lincoln Park shall not purchase or acquire, any Common Shares under the Purchase Agreement which, when aggregated with all other Common Shares then beneficially owned by Lincoln Park and its affiliates would result in the beneficial ownership by Lincoln Park and its affiliates of more than 9.99% of the then issued and outstanding Common Shares.

In the Purchase Agreement, Lincoln Park has (i) represented and warranted to the Respondent in the Purchase Agreement that at no time prior to the date of the Purchase Agreement has any of Lincoln Park, its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any (A) "short sale" of the Common Shares or (B) hedging transaction, which establishes a net short position with respect to the Common Shares and Lincoln Park; and (ii) covenanted to the Respondent that beginning on the date of the Purchase Agreement and ending on the date of termination of the Purchase Agreement, Lincoln Park and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) "short sale" of the Common Shares or (ii) hedging transaction, which establishes a net short position with respect to the Common Shares.

Commission Policy 45-601 *Distributions Outside Alberta* (**Policy**) provides guidance on the Commission's interpretation of the application of the Act to, among other things, situations where an issuer with a fundamental connection to Alberta distributes securities to a purchaser outside the province. Section 2.1 of the Policy indicates that where an issuer with a fundamental connection to Alberta distributes securities from Alberta, it must comply with the registration and prospectus requirements of the Act or rely on exemptions from those requirements. Factors evidencing a fundamental connection to Alberta include if the issuer's mind and management is primarily located in Alberta or the business of the issuer is primarily administered from, and the operations of the issuer are primarily conducted in Alberta. The Policy also indicates that a distribution in Alberta may occur where securities distributed outside of Alberta are resold into Alberta or through a market in Alberta.

The Respondent has concluded that neither the ATM Distribution nor the ELOC Distribution constitutes a distribution under the securities legislation of any other jurisdiction of Canada.

The Respondent did not seek exemptions from Alberta securities laws in connection with the ATM Distributions or ELOC Distributions on the basis of its determination that no exemptive relief was required to be obtained by the Respondent in the circumstances, including as a consequence of National Policy 11-201 *Delivery of Documents by Electronic Means*. The Respondent represents that each of the ATM Distributions and ELOC Distributions were effected in compliance with applicable U.S. securities law.

The undertakings (**Undertaking**) provided herein to the Executive Director of the Commission by the Respondent have been requested and accepted by the Commission in the public interest and for the purpose of maintaining the integrity of and confidence in Alberta capital markets.

Unless otherwise defined, terms used in this Undertaking have the same meaning as provided in Alberta securities laws, as defined in the Act and as defined in the Equity Distribution Agreement or Purchase Agreement, as the context requires.

Undertakings of the Respondent

The Respondent undertakes to the Executive Director as follows, in each case with effect from and after the date of this Undertaking:

ATM Distribution

1. In respect of each ATM Distribution by the Respondent that is under the Base Shelf Prospectus:

   (a) it will comply with Part 9 of NI 44-102;

   (b) the number of Common Shares sold on NASDAQ (or other existing trading markets for the Common Shares in the U.S.) pursuant to an ATM Distribution on any trading day will not exceed 25% of the trading volume of the Common Shares on NASDAQ (or other existing trading markets for the Common Shares in the U.S.) on that day; and

   (c) for each month during which Common Shares are distributed in an ATM Distribution, the Respondent will file on SEDAR, within 7 days after month-end, a notice of proceeds report in respect of that ATM Distribution, disclosing the number and average price of Common Shares distributed, the total gross proceeds, commissions paid and net proceeds;

2. The Respondent will disclose the number and average price of Common Shares sold pursuant to an ATM Distribution as well as the total gross proceeds, commissions paid and net proceeds in its annual and interim financial statements and management's discussion and analysis filed on SEDAR;

3. At the time of each sale of Common Shares under an ATM Distribution, the Base Shelf Prospectus, as supplemented, will contain full, true and plain disclosure of all material facts relating to the Respondent and the Common Shares being distributed. The Respondent will therefore be unable to proceed with sales pursuant to an ATM Distribution when it is in possession of undisclosed information that would constitute a material fact or a material change in respect of the Common Shares;

4. If after the Respondent delivers a notice to Canaccord to sell Common Shares under an ATM Distribution pursuant to the Equity Distribution Agreement (the **Sell Notice**), the sale of Common Shares specified in the Sell Notice, taking into consideration prior sales, would constitute a material fact or material change, the Respondent will suspend sales under the Equity Distribution Agreement until either: (i) it has filed a material change report or amended the Base Shelf Prospectus; or (ii) circumstances have changed such that the sales would no longer constitute a material fact or material change;

5. The Respondent will request that: (i) Canaccord monitor closely the market's reaction to trades on NASDAQ (or other existing trading markets for the Common Shares in the U.S.) pursuant to the Common Shares under an ATM Distribution in order to evaluate the likely market impact of future trades; and (ii) if Canaccord has concerns as to whether a particular sell order placed by the Respondent may have significant effect on the market price of the Common Shares, that Canaccord will recommend against effecting the trade at that time;

6. The Respondent will disclose in each subsequent prospectus supplement under the Base Shelf Prospectus:

   (a) the following statement with respect to a purchasers' rights (the **Amended Statement of Rights**):

   > *Securities legislation in Alberta provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment are not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. However, such rights and remedies will not be available to purchasers of common shares distributed under this prospectus because the prospectus will not be delivered to purchasers.*
   >
   > *The securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contain a misrepresentation, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Such remedies remain unaffected by the non-delivery of the prospectus.*
   >
   > *The purchaser should refer to any applicable provisions of the securities legislation of Alberta for the particulars of these rights or consult with a legal adviser;* and

   (b) the following forward-looking issuer certificate to reflect that no pricing supplement will be filed subsequent to the prospectus supplement. This certificate will supersede and replace, solely in regard to ATM Distributions contemplated by the prospectus supplement, the forward-looking issuer certificate contained in the Base Shelf Prospectus:

   > *This short form prospectus, as supplemented by the foregoing, together with the documents incorporated in this prospectus by*

> *reference as to the date of a particular distribution of securities offered by this prospectus, will, as of that date, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus, as required by the securities legislation of Alberta;*

7. The Respondent undertakes to the Executive Director that on or before the first filing by the Respondent, after the date of this Undertaking, of a base shelf prospectus that contemplates an ATM Distribution, unless an exemption has otherwise been provided, an application will be made to the Commission or Executive Director for exemptive relief from the following requirements of Alberta securities laws:

   (a) section 129 of the Act and section 6.7 of NI 44-102 requiring a dealer to send or deliver to a purchaser of securities the shelf prospectus supplement and corresponding base shelf prospectus within two business days after the sale of securities (the **Prospectus Delivery Requirement**);

   (b) Item 20.1 of Form 44-101F1 *Short Form Prospectus Distributions* of National Instrument 44-101 Short Form Prospectus Distributions (**NI 44-101**) requiring a prospectus to include a statement (**Statement of Rights**) of the right of a purchaser to withdraw from the purchase within two business days after receipt of a shelf prospectus supplement and corresponding base shelf prospectus (the **Withdrawal Right**); and

   (c) a certificate of the Respondent in the form specified in section 2.1 of Appendix A to NI 44-102;

Equity Line of Credit

1. In respect of the distribution under the Base Shelf Prospectus of Common Shares to Lincoln Park pursuant to the Purchase Agreement the Respondent will disclose, in each subsequent prospectus supplement under the Base Shelf Prospectus:

   (a) the Available Amount;

   (b) the formula to calculate the Purchase Price;

   (c) in addition to the information otherwise required by NI 44-102, the disclosure prescribed by subsection 9.1(3) thereof;

   (d) certain other information required by NI 44-101 omitted from the Base Shelf Prospectus in accordance with NI 44-102; and

   (e) the following statement with respect to a purchasers' rights (the **Amended Statement of Rights**):

   > *Securities legislation in Alberta provides purchasers with the right to withdraw from an agreement to purchase securities. This right may*

be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment are not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. However, such rights and remedies will not be available to purchasers of common shares distributed under this prospectus because the prospectus will not be delivered to purchasers.

The securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contain a misrepresentation, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Such remedies remain unaffected by the non-delivery of the prospectus.

The purchaser should refer to any applicable provisions of the securities legislation of Alberta for the particulars of these rights or consult with a legal adviser;

2. At the time of each issuance and sale of Common Shares, the Base Shelf Prospectus, as supplemented, will contain full, true and plain disclosure of all material facts relating to the Respondent and the Common Shares being distributed. The Respondent will therefore be unable to issue Common Shares pursuant to the ELOC Distribution if it is in possession of undisclosed information that would constitute a material fact or a material change;

3. Promptly, upon the issuance of each Regular Purchase Notice (or Accelerated Purchase Notice), the Respondent will issue and file on SEDAR a news release disclosing the aggregate amount of the Regular Purchase (or Accelerated Purchase), the maximum number of Common Shares to be issued, the minimum price per Common Share, if any, the Floor Price and the availability on SEDAR of the Base Shelf Prospectus and the prospectus supplement and specifying how a copy of those documents can be obtained;

4. Promptly upon any amendment to the minimum price set forth in a Regular Purchase Notice (or Accelerated Purchase Notice) the Respondent will issue and file on SEDAR a news release disclosing the amended minimum price per Common Share and the maximum number of Common Shares to be issued in the Regular Purchase (and Accelerated Purchase);

5. The Respondent will disclose in its financial statements and management's discussion and analysis filed on SEDAR under National Instrument 51-102 Continuous Disclosure *Obligations*, for each financial period, the number and price of Common Shares issued to Lincoln Park pursuant to the Purchase Agreement;

6. The Respondent will disclose in each prospectus supplement, as a risk factor, if applicable, Lincoln Park's ability to engage in short sales, resales or other hedging strategies to reduce or eliminate investment risks associated with a tranche and that such transactions could have a significant effect on the price of the Common Shares;

7. The number of Common Shares distributed by the Respondent pursuant to the Purchase Agreement will not exceed, in any 12 month period, 20% of the aggregate number of Common Shares outstanding calculated at the beginning of such period;

8. The Respondent will:

   (a) on, or as soon as practicable after, the last day of each Regular Purchase (and Accelerated Purchase), issue and file on SEDAR a news release disclosing for the Regular Purchase (and Accelerated Purchase):

      (i) the number of Common Shares issued to, and the price per Common Share paid by, Lincoln Park;

      (ii) that the Base Shelf Prospectus and each prospectus supplement will be available on SEDAR and specifying how a copy of these documents can be obtained; and

      (iii) the Amended Statement of Rights; and

   (b) within 10 days, file a material change report on SEDAR, if the relevant ELOC Distribution constitutes a material change under applicable securities legislation;

9. If the ELOC Distribution on a particular Purchase Date constitutes a material change under securities legislation, the Respondent will:

   (a) as soon as practicable after that Purchase Date, issue and file on SEDAR a news release disclosing at a minimum the number of Common Shares issued to and the Purchase Price paid by Lincoln Park and the information required by subparagraphs 15a)(ii) and (iii) above; and

   (b) within 10 days after that Purchase Date file a material change report with respect to such event;

10. The Respondent will, upon request, deliver to the Executive Director a copy of each Regular Purchase Notice delivered by the Respondent to Lincoln Park under the Purchase Agreement;

11. The Respondent will, upon request of the Executive Director, use its reasonable commercial efforts to obtain from Lincoln Park full particulars of trading activities by Lincoln Park (and, if required, trading activities by their respective affiliates, associates or insiders) in relation to the Common Shares of the Respondent during the term of the Purchase Agreement and will make available to the Executive Director any such information so obtained; and

12. The Respondent undertakes to the Executive Director that on or before the first filing by the Respondent, after the date of this Undertaking, of a base shelf prospectus that contemplates distributions of securities of the Respondent by way of a committed equity facility, unless an exemption has otherwise been provided, an application will be made to the Commission or Executive Director for exemptive relief from the following requirements of Alberta securities laws:

    (a) the Prospectus Delivery Requirement;

    (b) the Withdrawal Right; and

    (c) the statements required by subsections 5.5(2) and (3) of NI 44-102.

Signed by Bradley G. Thompson at Calgary, Alberta this 25th day of September, 2015.	**ONCOLYTICS BIOTECH INC.**
________________ WITNESS NAME	
"original signed by" SIGNATURE	*"original signed by"* Bradley G. Thompson, President and Chief Executive Officer

Signed by Kirk J. Look at Calgary, Alberta this 25th day of September, 2015.	**ONCOLYTICS BIOTECH INC.**
________________ WITNESS NAME	
"original signed by" SIGNATURE	*"original signed by"* Kirk J. Look, Chief Financial Officer